UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36431

Alder BioPharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

11804 North Creek Parkway South

Bothell, Washington 98011

(425) 205-2900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

2.50% Convertible Senior Notes due 2025

Preferred Stock, par value $0.0001 per share*

Warrants*

Debt Securities*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒**
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.0001 per share:	one (1)
2.50% Convertible Senior Notes due 2025:	thirty-eight (38)
Preferred Stock, par value $0.0001 per share:*	zero (0)
Debt Securities:*	zero (0)
Warrants:*	zero (0)

*

None issued under a registration statement other than the 2.50% Convertible Senior Notes due 2025; originally registered on Form S-3 (File No. 333-216199) and subsequently removed and withdrawn from registration pursuant to a post-effective amendment to the foregoing Form S-3, which amendment was effective as of October 22, 2019.

**	Only with respect to Common Stock, par value $0.0001 per share.

Pursuant to the requirements of the Securities Exchange Act of 1934, Alder BioPharmaceuticals, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 1, 2019	By:	/s/ Peter Anastasiou
Name: Peter Anastasiou
Title: President